Exhibit 99.2

Annual and Special Meeting of Shareholders of SMART Technologies Inc. (the “Corporation”) held on August 7, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon at the annual and special meeting of shareholders of the Corporation on August 7, 2014:

Votes by Ballot
Business		Outcome of Vote	Votes For	Votes Withheld/Against

1.	Resolution electing:

	(i) Neil Gaydon;	Approved	98,920,111 (99.93%)	64,954 (0.07%)
	(ii) Gary Hughes;	Approved	98,949,604 (99.96%)	35,461 (0.04%)
	(iii) Ian McKinnon;	Approved	98,920,716 (99.93%)	64,349 (0.07%)
	(iv) Michael J. Mueller; and	Approved	98,918,516 (99.93%)	66,549 (0.07%)
	(vii) Robert C. Hagerty,	Approved	98,950,841 (99.97%)	34,224 (0.03%)
as directors of the Corporation as further described in the Corporation’s information circular dated June 30, 2014 (“Circular”).

Votes by Show of Hands

2.	Resolution amending the articles of the Corporation to redesignate the class A subordinate voting shares of the Corporation as common shares and to cancel the class B shares of the Corporation as further described in the Circular.	Approved	N/A	N/A

3.	Resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix their remuneration.	Approved	N/A	N/A